UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                              NUWEB SOLUTIONS, INC.
                  (formerly known as THE CONTINUUM GROUP, INC.)
                                (Name of Issuer)

                          COMMON STOCK, $.015 PAR VALUE
                         (Title of Class of Securities)

                                   670698 10 2
                                 (CUSIP Number)


Bernard Marcus                                  Andrew Chandler
Performance Capital Investments, LLC            2399 N. Federal Highway, Suite D
Webnet Design, LLC                              Boca Raton, FL 33431
11261 N.W. 18th Street                          (561) 347-1152
Plantation, Florida 33323
(773)-230-6730
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                           Michael D. Harris, Esquire
                   1645 Palm Beach Lakes Boulevard, Suite 550
                         West Palm Beach, Florida 33401
                                 (561) 478-7077

                                  July 2, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 670698 10 2

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Performance Capital Investments, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER                                    0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                                  0(1)
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                        5,009,590

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,009,590 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     19.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) As disclosed in Item 6 below Performance Capital Investments, LLC will have the power to vote these shares at a future date.

 CUSIP No. 670698 10 2

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Webnet Design, LLB

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER                                    0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                                  0(2)
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                        2,090,000

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,090,000 (2)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     8.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) As disclosed in Item 6 below Webnet Design, LLC will have the power to vote these shares at a future date

CUSIP No. 670698 10 2


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew Chandler

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER                          16,230,000(3)

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                        9,130,410

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,230,000 (3)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     64.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(3) This number includes 5,009,590 shares owned by Performance Capital Investments, LLC and 2,090,00 shares owned by Webnet Design, LLC. Mr. Chandler has the power to vote these shares pursuant to a voting agreement disclosed below in Item 6.

________________________________________________________________________________
Item 1.  Security and Issuer.

         This Statement relates to the common stock, par value $.015 per share (the "Common Stock") of Nuweb Solutions, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 11261 N.W. 18th Street Plantation, Florida 33323.


________________________________________________________________________________
Item 2.  Identity and Background.

         1. (a) Performance Capital Investments, LLC ("PCI"). Information about PCI's managing member is set forth in Exhibit A hereto, which is incorporated herein by reference and made a part hereof.

                  (b) Delaware.

                  (c) PCI's principal office is located at 11261 N.W. 18th Street Plantation, Florida 33323.

                  (d) PCI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

                  (e) During the last 5 years, PCI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         2. (a) Webnet Design, LLC ("Webnet"). Information about Webnet's managing member is set forth in Exhibit A hereto, which is incorporated herein by reference and made a part hereof.

                  (b) Delaware.

                  (c) Webnet's principal office is located at 11261 N.W. 18th Street Plantation, Florida 33323.

                  (d) Webnet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

                  (e) During the last 5 years, Webnet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         3.       (a) Andrew Chandler.

                  (b) 2399 N. Federal Highway, Suite D, Boca Raton, Florida
                  33431

                  (c) Mr. Chandler is employed by Radio Chat Incorporated with offices located at 2399 N. Federal Highway, Suite D, Boca Raton, Florida 33431.

                  (d) Mr. Chandler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

                  (e) During the last 5 years, Mr. Chandler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f)  United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         PCI acquired its Common Stock in connection with the closing of a transaction between the Issuer and PCI, pursuant to which the Issuer acquired substantially all of the assets of PCI and certain other companies. In connection with the closing of such transaction, PCI received 5,009,590 shares of Common Stock. Webnet acquired its Common Stock in connection with the closing of a transaction between the Issuer and Webnet, pursuant to which the Issuer acquired substantially all of the assets of Webnet and certain other companies. In connection with the closing of such transaction, Webnet received 2,090,000 shares of Common Stock. Mr. Chandler acquired his Common Stock in connection with the closing of a transaction between the Issuer and Mr. Chandler, pursuant to which the Issuer acquired substantially all of the assets of certain companies in which Mr. Chandler was a shareholder. In connection with the closing of such transaction, Mr. Chandler received 9,130,410 shares of Common Stock.


________________________________________________________________________________
Item 4.  Purpose of Transaction.

         This Schedule 13D reports the beneficial ownership by PCI, Webnet and Andrew Chandler (the "Reporting Persons") as a group of over 64.4 percent of the Issuer's outstanding Common Stock and the agreement of the Reporting Persons to give Mr. Chandler the sole power and authority to vote all of the Reporting Persons Common Stock to (i) adopt new by-laws in the form attached hereto as Exhibit B and repeal all other by-laws of the Issuer, (ii) elect two new directors of the Issuer,
         (iii) prohibit the Issuer from issuing any shares of common or preferred stock until the Issuer's certificate of incorporation is reinstated by the Delaware Secretary of State, and (iv) amend the Issuer's certificate of incorporation upon reinstatement so as to prohibit the issuance of common or preferred stock of the Issuer without approval by a majority of the outstanding shares of common stock of the Issuer eligible to be cast on the matter. A copy of the agreement is attached hereto as Exhibit C. The purpose of each Reporting Persons' acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. Each of the Reporting Persons intends to review such Reporting Person's investment in the Common Stock on a regular basis and, depending upon changes in the Reporting Person's analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, such Reporting Person may at any time determine to increase or decrease the amounts of the Reporting Person's investment in Common Stock. Each Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by that Reporting Person either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as the Reporting Person deems advisable. The determination of a Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what the Reporting Person considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         On July 9, 2002, the Reporting Persons filed with the Securities and Exchange Commission a Preliminary Information Statement pursuant to
         Section 14(c) of the Securities Exchange Act of 1934 that, when a definitive information statement is filed, will constitute notice to the stockholders of the Issuer that the Reporting Persons have taken action by consent in lieu of holding a meeting pursuant to the terms of
         Section 228 of the Delaware General Corporation Law such action being fully set forth in the Preliminary Information Statement attached hereto as Exhibit D and incorporated herein by reference.

         Except as described above, the Reporting Persons have no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

                  (a) As of the close of business on July 2, 2002, the Reporting Persons together beneficially owned an aggregate of 16,230,000 shares of Common Stock, which constituted approximately 64.4 percent of the 25,214,587 shares of Common Stock outstanding on July 2, 2002, as indicated by the transfer agent for the Common Stock.

                  (b) Andrew Chandler has the sole power to vote or direct the vote of all the shares of Common Stock beneficially owned by all of the Reporting Persons. Each Reporting Person has the sole power to dispose or to direct the disposition of all the shares of Common Stock beneficially owned by such Reporting Person.

                  (c) None of the Reporting Persons effected any transactions in Common Stock during the past 60 days.

                  (d) Not applicable.

                  (e) Webnet will cease to be the beneficial owner of more than 5 percent of the Common Stock of the Issuer when the voting agreement attached hereto as Exhibit C terminates. The date of such termination is uncertain at the time of the filing of this statement.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons entered into a written agreement giving Andrew Chandler the sole power and authority to vote all of their shares as a group to (i) adopt new by-laws in the form attached hereto as Exhibit B and repeal all other by-laws of the Issuer, (ii) elect two new directors of the Issuer, (iii) prohibit the Issuer from issuing any shares of common or preferred stock until the Issuer's certificate of incorporation is reinstated by the Delaware Secretary of State, and
         (iv) amend the Issuer's certificate of incorporation upon reinstatement so as to prohibit the issuance of common or preferred stock of the Issuer without approval by a majority of the outstanding shares of common stock of the Issuer eligible to be cast on the matter. A copy of the agreement is attached hereto as Exhibit C. In such agreement, the Reporting Persons agreed that Mr. Chandler's power and authority to vote all of the Reporting Persons' Common Stock will continue until Mr. Chandler has the power to vote a majority of the voting power of the Issuer. As set forth in Item 4 of this Schedule 13D, each Reporting Person will continue to evaluate independently its or his investment in the Common Stock, although it or he, as the case may be, may consult with the other Reporting Persons when doing so. Other than the written agreement among the Reporting Persons described in this Item 6, the Reporting Persons have no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         Exhibit A  Identity and Background Information
         Exhibit B  By-Laws
         Exhibit C  Voting Agreement
         Exhibit D  Preliminary Information Statement*

         * Incorporated by reference to the Preliminary Information Statement filed on July 7, 2002 by the Reporting Persons with the SEC.
________________________________________________________________________________

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2002

                                     PERFORMANCE CAPITAL INVESTMENTS, LLC



                                     By: /s/ BERNARD M. MARCUS
                                         ---------------------------------------
                                             Bernard M. Marcus,
                                             Managing Member

                                     WEBNET DESIGN, LLC



                                     By: /s/ BERNARD M. MARCUS
                                         ---------------------------------------
                                             Bernard M. Marcus,
                                             Managing Member

                                         /s/ ANDREW CHANDLER
                                         ---------------------------------------
                                             Andrew Chandler

                                                                       EXHIBIT A

                            IDENTITY AND BACKGORUND INFORMATION

         (a) Bernard M. Marcus.

         (b) 11261 N.W. 18th Street, Plantation, Florida 33323

         (c) Mr. Marcus is the Managing Member of Performance Capital Investments, L.L.C, which currently conducts no business and is located at 11261 N.W. 18th Street, Plantation, Florida 33323. Mr. Marcus is also the Managing Member of Webnet Design, LLC, which currently conducts no business and is located at 11261 N.W. 18th Street, Plantation, Florida 33323.

         (d) Mr. Marcus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) Except as set forth below, during the last five years, Mr. Marcus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On September 26, 2000, Mr. Marcus, a member of the National Association of Securities Dealers, Inc. with whom he is affiliated (the "Member"), and certain other persons affiliated with the Member entered into a Letter of Acceptance, Waiver and Consent with NASD Regulation, Inc. (the "NASDR"), pursuant to which Mr. Marcus, the Member and the other persons accepted and consented, without admitting or denying the alleged violations, to entry of certain findings by NASDR (the "AWC"). With respect to Mr. Marcus, the AWC concerned findings that in connection with two private placement offerings, the Member withdrew or caused the withdrawal of funds from the account of the issuer before selling the required number of units in bona fide transactions, failed to properly escrow funds for sales and, in one offering, deposited funds net of commissions. Mr. Marcus, by his actions, was found to have violated SEC Rule 10b-9 and NASD Conduct Rule 2110. Pursuant to the AWC, Mr. Marcus, the Member and the other persons were subjected to a joint and several $10,000 fine and Mr. Marcus was subject to a 60-calendar day suspension from association with any member of the NASD in any capacity.

         (f) United States of America.

                                                                       EXHIBIT B

                                     BYLAWS

                                       OF

                              NUWEB SOLUTIONS, INC.

                                  As Adopted on

                                  July 2, 2002


                       Article I. Meetings of Stockholders
                       -----------------------------------

         Section 1. Annual Meeting. The annual meeting of the stockholders of this Corporation shall be held at the time and place designated by the Board of Directors of the Corporation. Business transacted at the annual meeting shall include the election of directors of the Corporation.

         Section 2. Special Meetings. Special meetings of the stockholders shall be held when directed by the Board of Directors, or when requested in writing by the holders of not less than 10 percent of all the shares entitled to vote at the meeting.

         Section 3. Place. Meetings of stockholders may be held within or without the State of Delaware.

         Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 20 nor more than 60 days before the meeting, either personally, by facsimile or by first class mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting to each stockholder of record entitled to vote at such meeting. If faxed or mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage there on prepaid, or when transmitted via facsimile to the last known facsimile number of the stockholder as kept by the secretary of the Corporation. The provisions of Section 229 of the Delaware General Corporation Law (the "DGCL") as to waiver of notice are applicable.

         Section 5. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of adjourned meeting, shall be given as provided in this section to each stockholder of record on the new record date entitled to vote at such meeting.

         Section 6. Closing of Transfer Books and Fixing Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, 60 days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least 10 days immediately preceding such meeting.

         In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for the determination of stockholders, such date in any case to be not more than 60 days and, in case of a meeting of stockholders, not less than 10 days prior to the date on which the particular action requiring such determination of stockholders is to be taken.

         If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the day preceding the day on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders.

         When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

         Section 7. Stockholder Quorum and Voting. A majority of the outstanding shares of each class or series of voting stock then entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the outstanding shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

         If a quorum is present, the affirmative vote of the majority of those shares present at the meeting in person or by proxy of each class or series of voting stock and entitled to vote on the subject matter shall be the act of the stockholders unless otherwise provided by law provided however that the directors of the Corporation shall be elected by a plurality of such shares.

         After a quorum has been established at a stockholders' meeting, the subsequent withdrawal of stockholders, so as to reduce the number of stockholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

         Section 8. Voting of Shares. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, unless otherwise provided in the Certificate of Incorporation, as amended.

         Treasury shares, shares of stock of this Corporation owned by another corporation, the majority of the voting stock of which is owned or controlled by this Corporation, and shares of stock of this Corporation, held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

         A stockholder may vote either in person or by proxy executed in writing by the stockholder or his duly authorized attorney-in-fact.

         At each election for directors every stockholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

         Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate stockholder; or, in the absence of any applicable bylaw, by such person as the Board of Directors of the corporate stockholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate stockholder. In the absence of any such designation, or in case of conflicting designation by the corporate stockholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate stockholder shall be presumed to possess, in that order, authority to vote such shares.

         Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

         Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

         A stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

         On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to vote on any matter and shall not be deemed to be outstanding shares.

         Section 9. Proxies. Every stockholder entitled to vote at a meeting of stockholders or to express consent or dissent without a meeting of a stockholders' duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy.

         Every proxy must be signed by the stockholder or his attorney in-fact. No proxy shall be valid after the expiration of three years from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the stockholder executing it, except as otherwise provided by law.

         The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the stockholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of stockholders.

         If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

         If a proxy expressly provides, any proxy holder may appoint in writing a substitute to act in his place.

         Section 10. Action by Stockholders without a Meeting. Any action required by law, these bylaws, or the certificate of incorporation of this Corporation to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to vote thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.

         Promptly after obtaining such authorization by written consent, notice shall be given to those stockholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action, and, if the action be a merger or consolidation for which appraisal rights are provided under the DGCL, be given in accordance with Section 262(d)(2) of the DGCL, as amended.

                              Article II. Directors
                              ---------------------

         Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors.

         Section 2. Qualification. Directors need not be residents of this state or stockholders of this Corporation.

         Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

         Section 4. Duties of Directors. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

         In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

                  (a) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented,

                  (b) counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence, or

                  (c) a committee of the board upon which he does not serve, duly designated in accordance with a provision of the certificate of incorporation or the bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

         A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

         A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of the Corporation.

         Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

         Section 6. Number. This Corporation shall have no less than two nor greater than nine directors. The number of directors may be established from time to time by resolution of the Board of Directors or by a vote or consent of the stockholders, but no decrease shall have the effect of shortening the terms of any incumbent director.

         Section 7. Election and Term. Each person named in the certificate of incorporation as a member of the initial Board of Directors and all other directors appointed by the Board of Directors to fill vacancies thereof shall hold office until the first annual meeting of stockholders, and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

         At the first annual meeting of stockholders and at each annual meeting thereafter the stockholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

         Section 8. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors or by a vote or consent of the stockholders. A director elected to fill a vacancy shall hold office only until the next election of directors by the stockholders.

         Section 9. Removal of Directors. At a meeting of the stockholders called expressly for that purpose, or by written consent, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares of each class or series of voting stock, present in person or by proxy, then entitled to vote at an election of directors.

         Section 10. Quorum and Voting. A majority of the number of directors fixed by these bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

         Section 11. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of the directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

                  (a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

                  (b) The fact of such relationship or interest is disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

                  (c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the board, a committee or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

         Section 12. Place of Meeting. Regular and special meetings by the Board of Directors may be held within or without the State of Delaware.

         Section 13. Time, Notice and Call of Meetings. Regular meetings of the Board of Directors shall be held without notice on the second Tuesday of September of each year. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director by either personal delivery, facsimile transmission, or telegram at least one business day before the meeting.

         Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all obligations to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

         Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

         A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

         Meetings of the Board of Directors may be called by the president of the Corporation or by any director.

         Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

         Section 14. Action Without a Meeting. Any action required to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors, may be taken without a meeting if a consent in writing, setting forth the action to be taken, signed by all of the directors, is filed in the minutes of the proceedings of the Board. Such consent shall have the same effect as a unanimous vote.

         Section 15. Committees. The Board of Directors may designate from among its members such committees it deems prudent, such as, but not limited to, an executive committee, audit committee, compensation committee, finance committee and a litigation committee.

                              Article III. Officers
                              ---------------------

         Section 1. Officers. The officers of this Corporation shall consist of a president, one or more vice presidents, secretary, and treasurer, and such other officers as may be designated by the Board of Directors, each of whom shall be elected by the Board of Directors from time to time. Any two or more offices may be held by the same person. The failure to elect any of the above officers shall not affect the existence of this Corporation.

         Section 2. Duties. The officers of this Corporation shall have the following duties and such other duties as delegated by the president.

         The president shall be the chief executive officer of the Corporation, shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors, and shall preside at all meetings of the stockholders and the Board of Directors.

         The vice president(s) shall perform such duties as may be prescribed by the Board of Directors or the president and shall act whenever the president shall be unavailable.

         The secretary shall have custody of and maintain all of the corporate records except the financial records, shall record the minutes of all meetings of the stockholders and whenever else required by the Board of Directors or the president, and shall perform such other duties as may be prescribed by the Board of Directors.

         The treasurer shall be the chief financial and accounting officer. He shall keep correct and complete records of account, showing accurately at all times the financial condition of the corporation. He shall be the legal custodian of all monies, notes, securities and other valuables that may from time to time come into the possession of the Corporation. He shall immediately deposit all funds of the Corporation coming into his hands in some reliable bank or other depositary to be designated by the Board of Directors and shall keep this bank account in the name of the Corporation. He shall furnish at meetings of the Board of Directors, or whenever requested, a statement of the financial condition of the Corporation and shall perform such other duties as the bylaws provide or the Board of Directors may prescribe.

         Section 3. Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever in its judgment the best interests of the Corporation will be served thereby.

         Any officer or agent elected by the stockholders may be removed only by vote of the stockholders, unless the stockholders shall have authorized the directors to remove such officer or agent.

         Any vacancy, however, occurring, in any office may be filled by the Board of Directors, unless the bylaws shall have expressly reserved such power to the stockholders.

         Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create contract rights.

                         Article IV. Stock Certificates
                         ------------------------------

         Section 1. Issuance. Every holder of shares in this Corporation shall be entitled to have a certificate, representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

         Section 2. Form. Certificates representing shares in this Corporation shall be signed by the president or vice president and the secretary or an assistant secretary or treasurer or assistant treasurer and may be sealed with the seal of this Corporation or a facsimile thereof. The signature of the president or vice president and the secretary or assistant secretary or treasurer or assistant treasurer may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

         Every certificate representing shares issued by this Corporation shall set forth or fairly summarize upon the face or back of the certificate, or shall state that the Corporation will furnish to any stockholder upon request and without charge a full statement of, the designations, preferences, limitations and relative rights of the shares of each class or series authorized to be issued, and the variations in the relative rights and preferences between the shares of each series so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series.

         Every certificate representing shares which are restricted as to the sale, disposition, or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any stockholder upon request and without charge a full statement of, such restrictions.

         Each certificate representing shares shall state upon its face: the name of the Corporation; that the Corporation is organized under the laws of this state; the name of the person or persons to whom issued; the number and class of shares, and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate, or a statement that the shares are without par value.

         Section 3. Transfer of Stock. Except as provided in Section 4 of this Article, the Corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized attorney, and the signature of such person has been guaranteed by a commercial bank or trust company or by a member of the New York or American Stock Exchange.

         Section 4. Off-Shore Offerings. In all offerings of equity securities pursuant to Regulation S of the Securities Act of 1933 (the "Act"), the Corporation shall require that its stock transfer agent refuse to register any transfer of securities not made in accordance with the provisions of Regulation S, pursuant to registration under the Act or an available exemption under the Act.

         Section 5. Lost, Stolen or Destroyed Certificates. The Corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate (a) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (b) requests the issuance of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) gives bond in such form as the Corporation may direct, to indemnify the Corporation, the transfer agent, and registrar against any claim that may be made on account of the alleged loss, destruction, or theft of a certificate; and (d) satisfies any other reasonable requirements imposed by the Corporation.

                          Article V. Books and Records
                          ----------------------------

         Section 1. Books and Records. This Corporation shall keep correct and complete records and books of account and shall keep minutes of the proceedings of its stockholders, Board of Directors and committees of directors.

         This Corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders, and the number, class and series, if any, of the shares held by each.

         Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

         Section 2. Stockholder's Inspection Rights. Any person who shall have been a holder of record of shares or of voting trust certificates therefor at least six months immediately preceding his demand or shall be the holder of record of, or the holder of record of voting trust certificates for, at least five percent of the outstanding shares of any class or series of the Corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose its relevant books and records of accounts, minutes and records of stockholders and to make extracts therefrom.

         Section 3. Financial Information. Not later than three months after the close of each fiscal year, this Corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year, and a profit and loss statement showing the results of the operations of the Corporation during its fiscal year.

         Upon the written request of any stockholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such stockholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

         The balance sheets and profit and loss statements shall be filed in the registered office of the Corporation in this state, shall be kept for at least five years, and shall be subject to inspection during business hours by any stockholder or holder of voting trust certificates, in person or by agent.

                              Article VI. Dividends
                              ---------------------

         The Board of Directors of this Corporation may, from time to time, declare and the Corporation may pay dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the certificate of incorporation, subject to the following provisions:

                           a. Dividends in cash or property may be declared and paid, except as otherwise provided in this section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, howsoever arising but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such surplus shall be disclosed to the stockholders receiving the same concurrently with the distribution.

                  b. Dividends may be declared and paid in the Corporation's own treasury shares.

                  c. Dividends may be declared and paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

                                    (1) If a dividend is payable in shares
                  having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

                                    (2) If a dividend is payable in shares
                  without a par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares; and the amount per share so transferred to stated capital shall be disclosed to the stockholders receiving such dividend concurrently with the payment thereof.

                           d. No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the certificate of incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

                           e. A split-up or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this section.

                           Article VII. Corporate Seal
                           ---------------------------

         The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the following:

                             Article VIII. Amendment
                             -----------------------

         These bylaws may be repealed or amended, and new bylaws maybe adopted, by the Board of Directors.

                                                                       EXHIBIT C

                         STOCKHOLDERS' VOTING AGREEMENT
                         ------------------------------



         THIS STOCKHOLDERS' VOTING AGREEMENT (the "Agreement") is entered into as of this 2nd day of July, 2002 by and among Andrew Chandler, Performance Capital, LLC and Webnet Design, LLC (collectively the "Stockholders"), stockholders of Nuweb Solutions, Inc., a Delaware corporation (the "Company").

         WHEREAS, the Stockholders presently beneficially own the following issued and outstanding shares of common stock (the "Shares") of the Company, respectively:

                  Name of                                      Number of
                  Stockholder                                   Shares
                  -----------                                   ------

                  Andrew Chandler                              9,130,410

                  Performance Capital, LLC                     5,009,590

                  Webnet Design, LLC                           2,090,000

         WHEREAS, the Stockholders desire to insure that, so long as this Agreement is in effect, all of the Shares owned by the Stockholders will be voted as a unit upon all matters set forth in this Agreement, at all meetings of the stockholders and in connection with any consent of stockholders in lieu of a meeting.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, it is agreed as follows:

         1. Adoption of By-Laws. The Stockholders agree to execute written consents to vote the Shares by written consent of the Company's stockholders without a meeting on a continuing daily basis so as to adopt the by-laws annexed hereto as Exhibit "A" and repeal all other by-laws of the Company.

         2. Election of Directors. The Stockholders agree to execute written consents to vote the Shares by written consent of the Company's stockholders without a meeting on a continuing daily basis so as to elect the following two directors, or their nominees to be directors of the Company to fill the vacancies created by the newly adopted by-laws:


                  Irving Marcus

                  Linda Marcus

         3. Issuance of Preferred Stock. The Stockholders agree to execute written consents to vote the Shares by written consent of the Company's stockholders without a meeting on a continuing daily basis so as to prohibit the Company from issuing any shares of preferred stock until the Company's Certificate of Incorporation is reinstated by the Delaware Secretary of State.

         4. Amendment to Certificate of Incorporation. The Stockholders agree to execute written consents to vote the Shares by written consent of the Company's stockholders without a meeting on a continuing daily basis so as to amend the Company's Certificate of Incorporation, upon reinstatement by the Delaware Secretary of State, to prohibit the issuance of preferred stock without the approval of a majority of the stockholders entitled to vote, in the form annexed hereto as Exhibit B.

         5. Authority of Andrew Chandler. During the term of this Agreement, Andrew Chandler shall have the exclusive right to vote the Shares owned by Performance Capital, LLC and Webnet Design, LLC, and if either company fails to immediately execute any consents, proxies or ballots, Andrew Chandler shall be authorized to vote the Shares by executing consents, proxies and ballots.

         6. Term of this Agreement. This Agreement shall commence on the date the last of the Stockholders executes this Agreement and shall terminate on the date that Andrew Chandler has the power to vote a majority of the voting power of the Company.

         7. Irrevocable. Until terminated as provided in paragraph 6 hereof, this Agreement shall be irrevocable and binding in the same manner as an irrevocable proxy upon each of the Stockholders, their heirs and assigns, and upon all subsequent owners of the Shares . This Agreement is a stockholders voting agreement within the meaning of Section 218 of the Delaware General Corporation Law. Upon execution of this Agreement an appropriate legend evidencing this Agreement shall be placed upon all stock certificates owned by Performance Capital, LLC and Webnet Design, LLC.

         8. Construction. In the event any parts of this Agreement are found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

         9. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

         10. Oral Evidence. This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

         11. Governing Law. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided herein or performance shall be governed or interpreted according to the internal laws of the State of Delaware without regard to choice of law considerations


         IN WITNESS WHEREOF, the Stockholders hereto have executed this Agreement as of the date of their respective signatures written below.

WITNESSES:

_________________                                    By:/s/ Andrew Chandler
                                                            Andrew Chandler

_________________                                    By:/s/ Bernie Marcus
                                                            Bernard Marcus


                                                     Performance Capital, LLC

_________________                                    By:/s/ Bernie Marcus
                                                            Bernard Marcus,
                                                            Managing Member

                                                     Webnet Design, LLC

_________________                                    By:/s/ Bernie Marcus
                                                            Bernard Marcus,
                                                            Managing Member

                                       3